MEMORANDUM

DATE: March 22, 2001

TO: File

FROM: Odeh Stevens

RE: Item 77(i): Form N-SAR for Fidelity Advisor Series VII

Pursuant to a Board approved vote on September 14, 2000, Fidelity Advisor Series VII commenced three new series of shares (Advisor Biotechnology Fund, Advisor Developing Communications Fund, and Advisor Electronics Fund) on December 18, 2000. Each of the funds has five classes: Class A, Class T, Class B, Class C, and Institutional Class.